Exhibit 99.141

DHX Media Announces Global Publishing Deal for Twirlywoos

- HarperCollins Children's Books signed as exclusive publisher -

HALIFAX, May 20, 2015 /CNW/ - DHX Media Ltd. ("DHX" or the "Company") (TSX: DHX.A, DHX.B), a key player internationally in the creation of content for families and children, has licensed exclusive global publishing rights for the preschool series Twirlywoos to HarperCollins Children's Books ("HarperCollins"). The deal covers all publishing formats, physical and digital, and will see HarperCollins publish a program to include preschool board books, activity books, annuals, ebooks, audio, novelty and gift titles. The first titles will be released in the UK in October 2015, with other territories to follow. Twirlywoos debuted in February 2015 on CBeebies, the children's arm of the BBC.

The Twirlywoos are four small, bird-like characters who are inquisitive, enthusiastic and always looking to learn something new about the world. Devised and executive produced by Ragdoll's Anne Wood, creator of the original Teletubbies and In the Night Garden, Twirlywoos combines stop-frame animation and live-action sequences set in the real world. The series is produced in association with DHX Media, which also handles global distribution, merchandising, brand management and marketing.

HarperCollins joins a growing list of Twirlywoos licensees, including global master toy licensee Golden Bear. In July this year, Golden Bear will launch the first product, with the key focus primarily on plush and plastics (play-sets / figurines), bath toys and games, and activity products.

UK licensees include Gemma International (greetings cards and partyware), Ravensburger (puzzles and games), GB Eye (posters), Fashion UK (outerwear), Rainbow Productions (character costumes) and DreamTex (bedding).

About DHX Media

DHX Media Ltd. ( www.dhxmedia.com), a key player internationally in the creation of content for families and children, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, Slugterra and the multi-award winning Degrassi franchise. DHX Media Ltd. is the owner of Family Channel, the most-viewed children's television channel in Canada, as well as the channels Disney Junior (English & French) and Disney XD in Canada. The Company markets and distributes its library of more than 11,000 half-hours of entertainment programming worldwide, and licenses its owned properties through its dedicated consumer products business. DHX Media Ltd.'s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands. DHX Media Ltd. has offices in Toronto, Vancouver, Halifax, Los Angeles, London, Paris, Barcelona, Milan, Munich and Amsterdam, and is listed on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B.

Disclaimer

This press release contains forward looking statements with respect to DHX Media including the anticipated product release dates. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risks factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's short form prospectuses dated November 14, 2013 and December 31, 2013, Annual Information Form, and annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

SOURCE DHX Media Ltd.

%SEDAR: 00023380E

For further information: Investor relations: Joann Head - Manager, Investor Relations, DHX Media Ltd., joann.head@dhxmedia.com, +1 416-977-7018; Media relations: Shaun Smith - Director, Corporate Communications, DHX Media Ltd., shaun.smith@dhxmedia.com, +1 416-977-7230

CO: DHX Media Ltd.

CNW 08:00e 20-MAY-15